STATEMENT OF INVESTMENTS

Dreyfus Treasury Prime Cash Management

October 31, 2007 (Unaudited)

U.S. Treasury Bills--100.0%	Annualized Yield on Date of Purchase (%)	Principal Amount ($)	Value ($)
11/8/07	4.09	392,220,000	391,909,462
11/15/07	4.08	529,625,000	528,790,735
11/23/07	3.91	361,585,000	360,726,459
11/29/07	3.98	507,859,000	506,292,630
12/6/07	3.59	609,550,000	607,433,015
12/13/07	4.03	100,000,000	99,533,333
12/20/07	3.94	953,000,000	947,941,839
12/27/07	3.76	643,000,000	639,269,700
1/3/08	3.96	314,600,000	312,448,678
1/17/08	4.22	435,000,000	431,129,841
1/31/08	3.95	15,650,000	15,495,717
2/7/08	3.90	25,000,000	24,738,667
2/14/08	4.16	175,000,000	172,919,688
3/6/08	4.06	10,200,000	10,057,557
4/3/08	4.07	110,000,000	108,122,483
4/17/08	3.99	200,000,000	196,350,667
5/1/08	4.01	150,000,000	147,019,750
Total U.S. Treasury Bills			
(cost $5,500,180,221)			**5,500,180,221**
U.S. Treasury Strips--.2%			
11/15/07			
(cost $8,487,760)	3.74	8,500,000	**8,487,760**
Total Investments (cost $5,508,667,981)		**100.2%**	**5,508,667,981**
Liabilities, Less Cash and Receivables		**(.2%)**	**(13,357,892)**
Net Assets		**100.0%**	**5,495,310,089**

Securities valuation policies and other investment related disclosures are hereby incorporated by reference to the annual and semi-annual reports previously filed with the Securities and Exchange Commission on Form N-CSR.